August 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Genasys Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-274161)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-274161) filed with the Securities and Exchange Commission (the “Commission”) by Genasys Inc. on August 23, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact our legal counsel Joshua Little, Dentons Durham Jones Pinegar P.C., at (435) 986-7609.

Sincerely,

Genasys Inc.

By:    /s/ Dennis D. Klahn
Name: Dennis D. Klahn
Title: Chief Financial Officer

Cc:          Joshua Little, Dentons Durham Jones Pinegar P.C.